UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023 and January 5, 2024 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023 and January 5, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is revised to read as follows:

•	The first sentence of the second paragraph under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on page 2 is revised to read as follows:

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, as amended by Amendment Nos. 1, ~~and~~ 2 and 3 to the Memorandum of Understanding, dated as of September 2, 2023, ~~and~~ December 4, 2023 and January 5, 2024, respectively (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Memorandum of Understanding”), by and between Sequans and Parent.

•	The third paragraph under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on pages 2-3 is revised to read as follows:

The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on ~~December 20, 2023~~January 5, 2024, is being extended until one minute after 11:59 p.m., New York City time, on January ~~5~~22, 2024 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Memorandum of Understanding, the “Expiration Date”). On ~~December 19, 2023~~January 5, 2024, Parent and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)~~(R)~~ (S) to this Schedule 14D-9 and is incorporated herein by reference.

•	The eighth paragraph under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on page 4 is revised to read as follows:

The foregoing summary of the Offer and the Memorandum of Understanding is qualified in its entirety by the description contained in the Offer to Purchase, the Ordinary Share Acceptance Form and the ADS Letter of Transmittal and by the Memorandum of Understanding. The Memorandum of Understanding and Amendment Nos. 1, 2 and 3 to the Memorandum of Understanding are filed as Exhibit (e)(1)(A) and Exhibits (e)(1)(B), ~~and~~ (e)(1)(C) and (e)(1)(D), respectively, to this Schedule 14D-9 and incorporated by reference herein. The Memorandum of Understanding is summarized under the heading “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” in the Offer to Purchase.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The first paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Parent, Purchaser and Certain of Their Affiliates—The Memorandum of Understanding” on page 5 is revised to read as follows:

On August 4, 2023, the Company and Parent entered into the Memorandum of Understanding. On September 2, 2023, the Company and Parent entered into Amendment No. 1 to the Memorandum of Understanding to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization set forth in the Memorandum of Understanding. On December 4, 2023, the Company and Parent entered into Amendment No. 2 to the Memorandum of Understanding in order to extend the deadline for Parent to receive confirmation from Japanese tax authorities as to the tax treatment of the Post-Offer Reorganization from December 2, 2023 to January 9, 2024. On January 5, 2024, the Company and Parent entered into Amendment No. 3 to the Memorandum of Understanding in order to (a) extend the deadline for Renesas to receive confirmation from Japanese tax authorities as to the tax treatment of the Post-Offer Reorganization from January 9, 2024 to February 12, 2024, (b) reduce the time period during which Renesas is bound by certain indemnification obligations related to liabilities of Sequans’ and its subsidiaries’ directors and officers as contemplated by the Memorandum of Understanding from 6 years to 5 years, and (c) reduce the term of the extension of the directors’ and officers’ liability coverage of the Sequans’ existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies from 6 years to 5 years.

The summary of the Memorandum of Understanding contained in “Special Factors — Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, to the extent amended and supplemented from time to time by amendments to the Schedule TO filed by Parent and Purchaser, is incorporated by reference herein. A summary of the Offer is contained above in “Item 2. Identity and Background of the Filing Person—(b) Tender Offer” and incorporated by reference herein. Such summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Memorandum of Understanding and Amendment Nos. 1, ~~and~~ 2 and 3 to the Memorandum of Understanding, which are filed as Exhibit (e)(1)(A), and Exhibits (e)(1)(B), ~~and~~ (e)(1)(C) and (e)(1)(D), respectively, to this Schedule 14D-9 and incorporated by reference herein.

•

The heading and text under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates — Financing Arrangement,” which begins on page 7, are hereby amended in their entirety to read as follows:

Financing Arrangements

On November 8, 2023, Sequans entered into a security purchase agreement (the “November 8, 2023 SPA”) with Renesas Electronics America Inc., a California corporation and a wholly owned subsidiary of Parent (“Renesas America”), pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $6,000,000 (the “Note”) to Renesas America for a purchase price of $6,000,000. The Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the Memorandum of Understanding, or (c) the date a Company Termination Fee (as defined in the Memorandum of Understanding) is payable. Interest on the Note accrues at a rate of 9.5% per annum. Pursuant to the November 8, 2023 SPA and the Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the Memorandum of Understanding under certain circumstances. The November 8, 2023 SPA contains customary representations and warranties of Sequans. The Note contains customary covenants and is subject to customary events of default.

On December 27, 2023, Sequans entered into a securities purchase agreement (the “December 27, 2023 SPA”) with Renesas America, pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $3,000,000 (the “December 27, 2023 Note”) to Renesas America for a purchase price of $3,000,000. The Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer or (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof), or (ii) the termination of the Memorandum of Understanding, or (c) the date a Company Termination Fee (as defined in the Memorandum of Understanding) is payable. Interest on the December 27, 2023 Note accrues at a rate of 9.5% per annum. Pursuant to the December 27, 2023 SPA and the December 27, 2023 Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the December 27, 2023 Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the Memorandum of Understanding under certain circumstances. The December 27, 2023 SPA contains customary representations and warranties of Sequans. The December 27, 2023 Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of the November 8, 2023 SPA, the Note, the December 27, 2023 SPA and the December 27, 2023 Note do not purport to be complete and are qualified in their entirety by reference to the November 8, 2023 SPA, the Note, the December 27, 2023 SPA and the December 27, 2023 Note, copies of which are filed as Exhibits (e)(3)(H), (e)(3)(I) , (e)(3)(J) and (e)(3)(K), respectively, to this Schedule 14D-9 and incorporated by reference herein.

•

The following is added as the last paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates,” which beings on page 7:

Equity Commitment Letter

In connection with the Demerger Agreement (as defined in the Offer to Purchase) and to facilitate the completion of the Demerger, on December 28, 2023, Purchaser and Sequans entered into an equity commitment letter (the “Equity Commitment Letter”), pursuant to which Purchaser undertakes to subscribe, directly or through its affiliates, to a share capital increase of Sequans in cash or by offsetting the corresponding amount against receivables that Purchaser or any of its affiliates holds against Sequans following the consummation of the Offer and subject to the completion of the Offer and prior to the completion of the Demerger, at the Offer Price and for an amount necessary to restore the Company’s net assets position (situation nette) immediately prior to the completion of the Demerger to a positive net assets position of €2,000,000.

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(3)(L) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The following paragraph is added immediately following the last paragraph under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Background to the Transaction,” which begins on page 15:

On December 27, 2023, pursuant to the December 27, 2023 SPA, the Company issued an unsecured subordinated note in the principal amount of $3,000,000 to Renesas America. The Company expects to use the proceeds from the financing transaction for working capital and general corporate purposes. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans — Affiliated Ownership and Financing Arrangement.”

On December 28, 2023, in connection with the Demerger Agreement and to facilitate the completion of the Demerger, Purchaser and the Company executed the Equity Commitment Letter. For a detailed description of the Equity Commitment Letter, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates — Equity Commitment Letter.”

On January 5, 2024, Sequans and Renesas amended the Memorandum of Understanding in order to (a) extend the deadline for Renesas to receive confirmation from Japanese tax authorities as to the tax treatment of the Post-Offer Reorganization from January 9, 2024 to February 12, 2024, (b) reduce the time period during which Renesas is bound by certain indemnification obligations related to liabilities of Sequans’ and its subsidiaries’ directors and officers as contemplated by the Memorandum of Understanding from 6 years to 5 years, and (c) reduce the term of the extension of the directors’ and officers’ liability coverage of the Sequans’ existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies from 6 years to 5 years.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(S)	Joint press release issued by Renesas Electronics Corporation and Sequans Communications S.A. on December 19, 2023 (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 10 to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on January 5, 2024).

(e)(1)(D)	Amendment No. 3 to Memorandum of Understanding, dated as of January 5, 2024, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit (d)(18) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on January 5, 2024).

(e)(3)(J)	Security Purchase Agreement, dated December 27, 2023, by and between Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Sequans Communications S.A. with the SEC on January 5, 2024).

(e)(3)(K)	Note issued by Sequans Communications S.A. dated December 27, 2023 (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Sequans Communications S.A. with the SEC on January 5, 2024).

(e)(3)(L)	Equity Commitment Letter, dated December 28, 2023, by and between Renesas Electronics Europe GmbH and Sequans Communications S.A. (incorporated by reference to Exhibit (d)(17) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on January 5, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: January 5, 2024	By:	/s/ Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman